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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ALTANA Aktiengesellschaft
(Name of Issuer)
Common Shares
(Title of Class of Securities)
02143N 10 3
(CUSIP Number)
January 4, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	02143N 10 3	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Susanne Klatten

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Federal Republic of Germany

	5	SOLE VOTING POWER:

NUMBER OF		70,332,974

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		70,332,974

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	70,332,974

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	51.72% (calculated based on 135,986,792 issued and outstanding common shares as of January 1, 2006, which number has been communicated by the issuer to the reporting person)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

ITEM 1.

	(a)	Name of Issuer:

ALTANA Aktiengesellschaft

	(b)	Address of Issuer’s Principal Executive Offices:

Am Pilgerrain 15, D-61352 Bad Homburg v. d. Höhe, Federal Republic of Germany
ITEM 2.

	(a)	Name of Person Filing:

Susanne Klatten

	(b)	Address of Principal Business Office or, if None, Residence:

Günther-Quandt-Haus,
Seedammweg 55, D-61352 Bad Homburg v. d. Höhe,
Federal Republic of Germany

	(c)	Citizenship:

Federal Republic of Germany

	(d)	Title of Class of Securities:

Common Shares

	(e)	CUSIP Number:

02143N 10 3

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Item 9 on page 2.

(b)	Percent of class:

See Item 11 on page 2.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

See Item 5 on page 2.

(ii)	Shared power to vote or direct the vote:

See Item 6 on page 2.

(iii)	Sole power to dispose or direct the disposition of:

See Item 7 on page 2.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 on page 2.

ITEM 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     On December 19, 2006, Susanne Klatten transferred the shares to which this report relates to Skion GmbH, a limited liability company incorporated in Germany, which is wholly-owned by herself.

ITEM 8.	Identification and Classification of the Members of the Group.
     Not applicable

ITEM 9.	Notice of Dissolution of Group.
     Not applicable

ITEM 10.	Certifications.
     Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007
Date

/s/ Susanne Klatten
Signature

Exhibit 1
Identification and Classification of Subsidiaries Which Acquired the Securities Being Reported on
See Item 7.